Exhibit (a)(20)


HARNISCHFEGER INDUSTRIES, INC.
                                                                    NEWS RELEASE


For further Information on this release, call

Contact:
Francis M. Corby, Jr.       James C. Benjamin      David A. Brukardt
Executive Vice President    V.P. and Controller    Director, Corporate
Finance and Administration  (414) 486-6870         Communication
(414) 486-6518                                     (414) 486-6474



                       HARNISCHFEGER INDUSTRIES RESPONDS TO
                    GIDDINGS & LEWIS SHAREHOLDERS MEETING DATE


         MILWAUKEE--June 11--Harnischfeger Industries, Inc. (NYSE: HPH) sent this letter to Giddings & Lewis (Nasdaq: GIDL) today:

         Mr. Marvin L. Isles
         Chairman and Chief Executive Officer
         Giddings & Lewis, Inc.
         142 Doty Street
         Fond du Lac, WI  54935

         Dear Marv:

               We are outraged, but unfortunately not surprised, that you have chosen to delay until September 11th the special meeting of the shareholders of Giddings & Lewis, Inc. ("G&L") that we and a number of other large shareholders of G&L have requested in connection with Harnischfeger's offer to purchase all of G&L's outstanding shares at $19 per share in cash. As you know, we believe that under the byzantine G&L bylaws the correct meeting date should be September 5th. Our quarrel is not with September 11th as opposed September 5th. Both dates are too late. Shareholders are entitled to better than your strategy of unnecessary delay.

               We continue to believe that foot-dragging tactics only serve to reduce the value of G&L stock and to delay receipt by G&L shareholders of our premium cash offer. You have repeatedly claimed that a "deliberate" review of alternatives was in the best interests of shareholders. However, according to G&L's public filings, your review began over three months ago, well before we even commenced our offer, and you still have not provided shareholders with any substantive results. In fact, it has been over a month since you said you were in "preliminary" discussions with unnamed parties regarding their "potential" interest in a "possible" transaction.


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                                       -2-



               Your shareholders have waited patiently for your deliberate process to end, only to be informed that you want to extend it for another three months. They would have been better served by having already received the proceeds of our offer. We think G&L shareholders would be best served today by receiving our premium price immediately, rather than having to wait another three months and risk seeing the value of G&L, and of their shares, erode further.

               The only thing standing between G&L shareholders and the $19 per share in cash is G&L's current board. G&L stock traded at $13 5/8 before we made our offer. It is time for the current G&L board to act to deliver shareholder value.

         Sincerely,

         Jeffery T. Grade
         Chairman and Chief Executive Officer
         Harnischfeger Industries, Inc.


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         Harnischfeger Industries, Inc. [NYSE: HPH] is a global company with business segments involved in the manufacture and distribution of equipment for underground mining (Joy Mining Machinery), surface mining (P&H Mining Equipment), pulp and papermaking (Beloit Corporation), and material handling (P&H Material Handling).